EDEN ENERGY CORP.

1925 – 200 Burrard Street

Vancouver, BC V6C 3L6

November 7, 2005

VIA EDGAR

United States Securities and Exchange Commission

100 F Street North East

Mail Stop 20549-0407

Washington, DC 20549

Attention:	Carmen Moncada-Terry, Corporate Finance

Dear Sirs:

Re: Eden Energy Corp. (the "Company") Filing Number: 333-128649

On November 3, 2005 the Company filed a request for withdrawal in error. The Company was attempting to withdraw the acceleration letter dated October 28, 2005 requesting the acceleration of the effective date of the Registration Statement to 2:00 p.m. (EST) Wednesday, November 2, 2005. The request for withdrawal was filed under the correct filing of “CORRESP” on November 7, 2005.

If you have any questions or comments please contact William Macdonald, counsel for the Company at (604) 643-3118.

Yours truly,
EDEN ENERGY CORP.

Per:	/s/ Donald Sharpe
Donald Sharpe
President